Exhibit 1.13

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW
NOTICE TO U.S. INVESTORS

THIS TRANSACTION (AS DEFINED BELOW) IS PROPOSED WITH RESPECT TO THE SECURITIES OF A FOREIGN COMPANY. THE TRANSACTION IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE BELOW DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN IN THE CONTEXT OF THE TRANSACTION, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

Ordinary and Extraordinary Shareholders’ meeting of Davide Campari-Milano S.p.A.

•
Approval of the transfer of the registered office of Davide Campari-Milano S.p.A. to the Netherlands, whose completion is subject to certain conditions precedent, including the withdrawals not exceeding the maximum amount

•	Approval of the company’s accounts for the fiscal year ending 31 December 2019

•	Distribution of a dividend per share of €0.055 for the full year 2019 (+10.0% increase compared to the dividend distributed in the 2018 fiscal year)

•	Business performance in 2020 impacted by COVID-19

•	Confirmation of the Group’s very solid financial profile

•	Continuation of the share buy-back programme for €350 million

Milan, March 27th, 2020-The Shareholders’ meeting of Davide Campari‐Milano S.p.A. (Reuters CPRI.MI‐Bloomberg CPR IM) held today, with a single call, approved the resolutions regarding the following items on the agenda.

Extraordinary session

Transfer of the registered office to Amsterdam (the Netherlands)

The extraordinary Shareholders’ meeting approved the transfer of the registered office of the Company to Amsterdam (the Netherlands), with simultaneous transformation of the Company into a Naamloze Vennootschap (N.V.) governed by Dutch law, with the company name ‘Davide Campari-Milano N.V.’ (Transaction).

The completion of the Transaction is subject to the satisfaction of a limited number of conditions precedents, including that the withdrawal amount (i.e. the amount of cash, if any, to be paid by Campari to shareholders exercising their right of withdrawal) does not exceed in the aggregate the amount of €150 million. Regardless of this amount, in order to contain the potential loss resulting from the liquidation of the shares subject to withdrawal, the Board of Directors has however recommended to its shareholders (who will be called again for this purpose to an extraordinary meeting by June 30th, 2020) to revoke the resolution approved by today’s extraordinary Shareholders' Meeting, in the event that the withdrawn shares are not of negligible amount. Under the current market conditions, which are strongly impacted by the COVID-19 and are generating a significant discount of the current share price compared to the withdrawal price of €8.376, an acceptable level of withdrawn shares is identified in the region of 3 million shares, which is substantially below the maximum amount of €150 million, identified as the maximum withdrawal amount before the above mentioned unpredictable event.

The revocation would inhibit the payment of the withdrawal price to the shareholders who have exercised the withdrawal rights. The shares of the withdrawing shareholders will anyhow remain blocked for a period of 90 days from the withdrawal exercise and up to the new extraordinary Shareholders' meeting (to be convened by June 30th 2020), or for a period of 180 days in case the Transaction is not cancelled and the withdrawal procedure is completed.

For further information on the Transaction, please refer to the documentation available on Campari's website (www.camparigroup.com). Further information relating to the exercise of the withdrawal right by shareholders who did not participate in the adoption of the resolution on the Transaction will be provided in accordance with applicable laws and regulations.

Ordinary session

Approval of the company’s accounts for the fiscal year ending 31 December 2019

The Shareholders’ meeting approved today the company’s accounts for the fiscal year ending 31 December 2019.

Distribution of Dividend

The Shareholders’ meeting approved a cash dividend per share for the fiscal year 2019 of €0.055 (gross of applicable withholding taxes), a +10.0% increase compared to the dividend distributed in 2018 fiscal year. The total dividend based on the shares in circulation, excluding treasury shares held by the Company at the date of the Shareholders' meeting, amounts to €62,873,172, with profits carried forward for an amount of €47,319,118.

The cash dividend will be payable from April 22nd, 2020 (the detachment date of the coupon n. 4 will be April 20th, 2020, pursuant to the Borsa Italiana calendar), with a record date of April 21st, 2020.

Business outlook and COVID-19 impact
The global spread of the COVID-19 has generated high level of uncertainty. In this context, the Group’s priority is, and will continue to be, to ensure the health and safety of its employees. The Group has promptly and responsibly adopted all the security behaviours and measures indicated by the authorities in the various countries, introducing new protocols, working practices and safety measures, while ensuring the business continuity.

To demonstrate support and solidarity to the local communities, Campari Group has donated €1 million to the Fatebenefratelli Sacco Hospital in Milan, one of the reference facilities for the COVID-19 emergency in Italy, as well as donating pure alcohol to various organizations across many countries for the production of hand sanitizers.

Bob Kunze-Concewitz, Chief Executive Officer: ‘At this particularly difficult time, our priority is to ensure the safety of the Camparistas and the continuity of our business. We believe that, despite the negative short-term impacts that we will face, thanks to our agility and ability to adapt to changes, the current situation would be considered temporary and that the medium-long term consumption dynamics will not be affected. Looking forward, we will continue to leverage the strength and resilience of our business and brands, ensuring we are strongly positioned and ready to embrace new challenges and accelerate our growth as soon as the consumer demand returns to normal post COVID-19.’

Regarding the expected 2020 performance, the outlook published by the Group in the context of the FY 20191 results release on 18 February 2020, prior to the spread of the virus, did not reflect the impact of COVID-19 and hence cannot be confirmed. At the same time, due to the continuous evolution of the pandemic's spread in terms of geographical extension and intensity, as well as the high uncertainty regarding its duration, the Group believes it is premature at this time to provide reliable estimates on COVID-19’s impact on the Group’s financial results for the current year.

Concerning the business areas impacted by COVID-19, it is expected that the effects shall concern mainly the consumption trends in the on-premise channel, strongly impacted by the restrictions in the Group's key markets, including Italy, to which the key aperitifs segment is particularly exposed. With regard to the off-premise channel, the impact is expected to be more limited compared with the on-premise channel. However, the effects on this channel are difficult to predict at this stage given the uncertain evolution in the purchasing priorities of consumers, and consequently, retailers. The Global Travel Retail channel, which has a limited weight on the Group's total sales, is certainly impacted due to the limitations international travels.

With reference to the Group's supply chain, all of the Group's plants and distilleries are currently operational, in strict compliance with current health and emergency regulations, including the plants in Italy2, in order to continue to serve the consumer demand and ensure the necessary stocks to deal with the crisis. The procurement as well as logistics and goods transport activities throughout markets remain confirmed as well.

In terms of the timing of the impact, the Group expects the Q1 impact to be mainly in the Italian market, in the last month. While the second quarter, the peak season for aperitifs, is expected to be more heavily impacted, although still to an uncertain extent, depending on the duration of the emergency and the timing of the consequent return to normal. Finally, the performance in the second half of the year may depend on the speed with which the virus is definitively vanquished globally.

1 Achieving positive EBIT growth in value in 2020, driven by the combinations of key high-margin brands in core developed markets; margin trends to be impacted by agave’s increasingly elevated purchase price and the import tariff imposed by the US.
2 The beverage sector is part of the essential production not subject to activity suspension according to the Prime Ministerial Decree of 22 March 2020

While confirming its strong commitment to take all necessary actions to contain the effects and protect its business results, the Group reserves the right to provide further updates as soon as the conditions allow it to make a reliable estimate about the impact.

Very solid financial profile of the Group

Concomitantly, the Group remains very solid from a financial and balance sheet standpoint. At 31 December 2019, the financial leverage (indicated as net debt to adjusted EBITDA ratio) was 1.6 times. Moreover, thanks to the available liquidity (cash and cash equivalents amounted to € 704.4 million at 31 December 2019) as well as existing undrawn credit lines of €500 million, the Group is able to maintain all its financial commitments with particular reference to the dividend payment of €62.9 million, scheduled for April 22nd 2020, and the continuation of the €350 million buy-back programme announced on February 24th 2020, as well as the repayment of the  €581 million bond maturing on September 30th 2020. Moreover, the Group confirms  the absence of any financial covenant on the outstanding debt.

2019 Full year results highlight

With reference to the consolidated results, approved by the Board of Directors on February 18th, 2020, in 2019, Group sales totalled €1,842.5 million, up by +7.6% in value on a reported basis, of which +5.9% organic.

EBIT adjusted was €408.0 million, up by +7.7% in value on a reported basis (of which +6.7% organic), 22.1% of net sales. EBITDA adjusted was €479.8 million, up by +10.9% in value on a reported basis (up +9.6% organically), 26.0% of net sales. EBIT (21.0% of net sales) and EBITDA (24.9% of net sales) reached €386.3 million and €458.1 million respectively, after negative operating adjustments of €(21.7) million, mainly attributable to restructuring initiatives.

Group net profit adjusted reached €267.4 million (up +7.3%). Group net profit was €308.4 million (up +4.1%).

Net financial debt stood at €777.4 million as of December 31th, 2019, a decrease of €68.9 million compared with December 31st, 2018 (€846.3 million), driven by strong generation of cash flow. Net debt to EBITDA adjusted ratio at 1.6 times as of December 31st, 2019.

Other resolutions

Reconstitution of the Board of Auditors. The Shareholders' meeting appointed Lisa Vascellari Dal Fiol as Alternate Auditor, in order to join the Board of Statutory Auditors pursuant to the Articles of Association, which foresee the appointment of three Effective Auditors and three Alternate Auditors. Following the resignation of one Effective Auditor at the end of 2019 and the replacement of such position by the Alternate Auditor Piera Tula, this addition became necessary.

Remuneration Report. The Shareholders’ meeting approved the report on the Remuneration policy and the compensation paid in accordance to article 123-ter, of legislative decree 58 of February 24th, 1998 as most recently amended.

Stock options. The Shareholders’ meeting approved a stock option plan pursuant to article 114-bis of the Consolidated Law on Financial Intermediation, and in accordance with the stock option Regulation in effect, to which partial amendments in favour of the stock options beneficiaries were advisable following the implementation of previous plans. The plan foresees the granting of stock option plans to executive directors of the Board and the Company’s management, granting the relevant bodies the authorization to implement the plan by June 30th, 2021.

Share buyback. The Shareholders’ meeting authorized the Board of Directors for the purchase and/or the sale of own shares, mainly aimed at the replenishment of the portfolio of own shares to serve the current and future stock option plans for the Group’s management, according to the limits and procedures provided by the applicable laws and regulations. The authorisation will remain valid until June 30th, 2021.

FILING OF DOCUMENTATION

The annual financial report and the non-financial declaration at December 31st, 2019 have been made available to the general public at the Company's head office and on the 1INFO circuit for the storage of Regulated Information, operated by Computershare (www.1Info.it) within the limits expressed by the law. The documentation is also available in the ‘Investors’ section of the website www.camparigroup.com/en and by all other means allowed by applicable regulations.

The summary report of the votes and the minutes of the Shareholders’ meeting will be made available within the terms provided by the applicable laws and regulations.

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For further information

Investor Relations
Chiara Garavini	Tel. +39 02 6225 330	Email: chiara.garavini@campari.com
Jing He	Tel. +39 02 6225 832	Email: jing.he@campari.com
Thomas Fahey	Tel. +44 (0)20 31009618	Email: thomas.fahey@campari.com
Francesco Pintus	Tel. +39 02 6225 416	Email: francesco.pintus@campari.com
Corporate Communications
Enrico Bocedi	Tel. +39 02 6225 680	Email: enrico.bocedi@campari.com

http://www.camparigroup.com/en/investor
http://www.camparigroup.com/en
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https://twitter.com/GruppoCampari

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About Campari Group
Campari Group is a major player in the global spirits industry, with a portfolio of over 50 premium and super premium brands, spreading across Global, Regional and Local priorities. Global Priorities, the Group’s key focus, include Aperol, Campari, SKYY, Grand Marnier, Wild Turkey and Appleton Estate. The Group was founded in 1860 and today is the sixth-largest player worldwide in the premium spirits industry. It has a global distribution reach, trading in over 190 nations around the world with leading positions in Europe and the Americas. Campari Group’s growth strategy aims to combine organic growth through strong brand building and external growth via selective acquisitions of brands and businesses.
Headquartered in Milan, Italy, Campari Group owns 21 plants worldwide and has its own distribution network in 21 countries. Campari Group employs approximately 3,700people. The shares of the parent company Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM) have been listed on the Italian Stock Exchange since 2001. For more information: http://www.camparigroup.com/en
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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
This press release is for informational purposes only and is not intended to constitute and does not constitute an offer or an invitation to exchange, sell or a solicitation of an offer of subscription or purchase, or an  invitation to exchange, purchase or subscribe for any financial instrument or any part of the business or assets described herein, any other participation or a solicitation of any vote or approval in any jurisdiction, in relation to this transaction or otherwise, nor will any sale, issuance or transfer of financial instruments take place in any jurisdiction in breach of the applicable law. This press release must not be interpreted in any way as a recommendation to anyone who reads it. No offer of financial instruments will be made. This press release is not a prospectus or information document on a financial product or other offer document for purposes of Regulation (EU) 2017/1129 of the European Parliament and Council dated 14 June 2017.
This press release does not constitute an offer to the public in Italy, within the meaning set forth in Section 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, as subsequently amended and supplemented. The issuance, publication or distribution of this documentation in certain jurisdictions may be restricted by law and, therefore, persons in the jurisdictions in which this document is issued, published or distributed must become informed and comply with such restrictions.
This press release does not constitute an offer of sale of financial instruments in the United States under the Securities Act or in any other jurisdiction in which it is illegal to make such an offer, or a solicitation of votes for the Shareholders’ Meeting mentioned in this document. The financial instruments referred to in this press release have not been and will not be registered in accordance with the Securities Act or the laws concerning financial instruments of any state of the United States, and any statement to the contrary constitutes a breach of the law. The financial instruments referred to in this press release may not be offered or sold in the United States or to, or on behalf of or for the benefit of U.S. Persons, as defined in Regulation S under the Securities Act, except by virtue of an exemption or in a transaction not subject to registration obligations under the Securities Act or to the state or local laws applicable to financial instruments.
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Forward Looking Statements
This communication contains certain forward-looking statements relating to Campari and the proposed transaction. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: volatility and deterioration of capital and financial markets, changes in general economic conditions, economic growth and other changes in business conditions, changes in government regulation, uncertainties as to whether the proposed transaction will be consummated, uncertainties as to the timing of the proposed transaction, uncertainties as to how many shareholders will participate in the proposed transaction, the risk that the announcement of the proposed transaction may make it more difficult for Campari Group to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of Campari Group will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of Campari Group will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of Campari Group. Such factors include, but are not limited to: (i) changes in the laws, regulations or policies of the countries where Campari Group operates; (ii) the adoption, both at a global level and in the countries where Campari Group operates, of restrictive public policies that have an impact on the production, distribution, marketing, labelling, importation, price, sale or consumption of alcoholic products; (iii) long-term changes in consumers’ preferences and tastes, social or cultural trends resulting in a reduction in the consumption of products of the Campari Group as well as in purchasing patterns and the ability of Campari Group to anticipate these changes in the marketplace; and (iv) increased production costs and volatility of raw materials’ prices.
Therefore, Campari and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
These forward-looking statements speak only as of the date of this communication and Campari does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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